UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Commercial Strategy

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Rio de Janeiro, July 31, 2023 – Petróleo Brasileiro S.A. – Petrobras, regarding the pieces of news published in the media, informs that it has carefully observed the developments of the international oil market and its impact on the Brazilian market. The company reiterates that product price adjustments are made in the normal course of its business, due to the continuous monitoring of the markets, which includes, among other procedures, analysis of competitive prices by sales pole, in balance with the national and international markets, taking into account the best alternative accessible to customers.

As disclosed on May 16, 2023, the Commercial Strategy for diesel and gasoline allows Petrobras to compete more efficiently, taking into account its market share, to optimize its refining assets, and profitability in a sustainable manner. Adjustments continue to be made without defined periodicity, avoiding the transfer to domestic prices of the conjunctural volatility of international quotations and the exchange rate.

It should be noted that the moment is of great uncertainty regarding the recovery of the global economy, which directly influences the demand for energy, and regarding the supply of oil and fuels, in general. This combination, in the very short term, has led to a rise in reference prices and volatility. At the same time, there is an increase in the flow of fuels from Russia to Brazil.

In this context, Petrobras has been carefully observing the unfolding of global market fundamentals, as well as their impact on Brazil. Any adjustments, when necessary, will be supported by technical and independent analysis.

Facts deemed relevant on the subject will be timely disclosed to the market.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ. Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer